As filed with the Securities and Exchange Commission on February 11, 2005
                           Registration No. 333-116956

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                     INTERNATIONAL CARD ESTABLISHMENT, INC.
                 (Name of small business issuer in its charter)


          Delaware                     000-33129                 95-4581903
-------------------------------     ---------------          -------------------
(State or other Jurisdiction of     (Commission File         (I.R.S. Employer
 Incorporation or Organization)          No.)                Identification No.)

                         300 ESPLANADE DRIVE, SUITE 1950
                                OXNARD, CA 93036
                                 (800) 400-0206
        (Address and telephone number of principal executive offices and principal place of business)

                              WILLIAM LOPSHIRE, CEO
                     INTERNATIONAL CARD ESTABLISHMENT, INC.
                         300 ESPLANADE DRIVE, SUITE 1950
                                OXNARD, CA 93036
                                 (800) 400-0206
            (Name, address and telephone number of agent for service)

                                   Copies to:
                             DARRIN M. OCASIO, ESQ.
                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                     1065 AVENUE OF THE AMERICAS, 21ST FLR.
                            NEW YORK, NEW YORK 10018
                              (212) 930-9700 (212)
                                 930-9725 (fax)

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-116956

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                                             CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM          PROPOSED
                                                                   OFFERING PRICE            MAXIMUM           AMOUNT OF
    TITLE OF EACH CLASS OF SECURITIES               AMOUNT TO BE         PER           AGGREGATE OFFERING     REGISTRATION
            TO BE REGISTERED                         REGISTERED      SECURITY(1)              PRICE                FEE
--------------------------------------------------------------------------------------------------------------------------
Shares of common stock, $.001 par value (2)             545,928      $      0.50        $     272,964.00      $     32.13

--------------------------------------------------------------------------------------------------------------------------
Total                                                   545,928                         $     272,964.00      $     32.13
--------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-the-Counter Bulletin Board on February 10, 2005.

(2) Represents shares of common stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE

         This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the Registration Statement on Form SB-2 (File No. 333-116956) filed by International Card Establishment, Inc. with the Securities and Exchange Commission (the "Commission") on June 29, 2004, as thereafter amended, including the exhibits thereto, which was declared effective by the Commission on August 20, 2004, is incorporated herein by reference.

                              SELLING STOCKHOLDERS

         The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

         The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.


                                          Total
                    Total Shares       Percentage
                   of Common Stock      of Common         Shares of                                     Beneficial    Percentage
                    Issuable Upon        Stock,         Common Stock   Beneficial       Percentage of    Ownership     of Common
                    Conversion of       Assuming         Included in    Ownership       Common Stock     After the    Stock Owned
                    Notes and/or          Full           Prospectus    Before the       Owned Before     Offering   After Offering
      Name            Warrants         Conversion                       Offering*         Offering          (1)           (1)
----------------------------------------------------------------------------------------------------------------------------------
Spectra Capital           18,746           *                Up to           18,746          *               --             --
Management LLC (2)                                         18,746
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
AS Capital Partners       19,246           *                Up to           19,246          *               --             --
LLC (3)                                                    19,246
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
Otape Investments         31,746           *                Up to           31,746          *               --             --
LLC (4)                                                    31,746
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
Paul Masters              15,873           *                Up to           15,873          *               --             --
IRA (5)                                                    15,873
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
Marketwise Trading,       63,492           *                Up to           63,492          *               --             --
Inc. (6)                                                   63,492
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
Greenwich Growth          31,746           *                Up to           31,746          *               --             --
Fund Limited (7)                                           31,746
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
Bridges & Pipes           63,492           *                Up to           63,492          *               --             --
LLC (8)                                                    63,492
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
RHP Master Fund,          79,365           *                Up to           79,365          *               --             --
Ltd. (9)                                                   79,365
                                                         shares of
                                                       common stock


----------------------------------------------------------------------------------------------------------------------------------
Alpha Capital             95,238           *                Up to           95,238          *               --             --
Aktiengesellshaft (10)                                     95,238
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
AJW Qualified             26,032           *                Up to           26,032          *               --             --
Partners, LLC (11)                                         26,032
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
AJW Offshore,             22,857           *                Up to           22,857          *               --             --
Ltd. (12)                                                  22,857
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
AJW Partners,             12,063           *                Up to           12,063          *               --             --
LLC (13)                                                   12,063
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
New Millennium             2,540           *                Up to            2,540          *               --             --
Capital Partners II,                                        2,540
Ltd. (14)                                                shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------
Iroquois                  63,492           *                Up to           63,492          *               --             --
Capital (15)                                               63,492
                                                         shares of
                                                       common stock
----------------------------------------------------------------------------------------------------------------------------------

* Less than one percent.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) Assumes that all securities registered will be sold.

(2) Represents 18,746 shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Gregory Porges may be deemed a control person of the shares owned by such entity. Spectra Capital is affiliated with a broker-dealer, acquired the securities in the ordinary course of business and at the time of purchase did not have any agreement or understanding to distribute the securities.

(3) Represents 19,246 shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Michael Coughlan is the control person of the shares owned by such entity and is not affiliated with a broker-dealer.

(4) Represents 31,746 shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Ira M. Leventhal is the control person of the shares owned by such entity. Mr. Leventhal disclaims beneficial ownership of these shares. Otape Investments LLC is affiliated with a broker-dealer, acquired the securities in the ordinary course of business and at the time of purchase did not have any agreement or understanding to distribute the securities.

(5) Represents 15,873 shares of common stock. In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Paul Masters is the control person of the shares owned by such entity. Mr. Masters is affiliated with a broker-dealer, acquired the securities in the ordinary course of business and at the time of purchase did not have any agreement or understanding to distribute the securities.

(6) Represents 63,492 shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Rachel Gershen is the control person of the shares owned by such entity and is not affiliated with a broker-dealer.

(7) Represents 31,746 shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Evan Schemenauer is the control person of the shares owned by such entity and is not affiliated with a broker-dealer.

(8) Represents 63,492 shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, David Fuchs is the control person of the shares owned by such entity and is not affiliated with a broker-dealer.

(9) Represents 79,365 shares of common stock. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Wayne Bloch, Gary Kaminsky and Peter Lockhart own all of the interests in RHP General Partner. Such entities and individuals disclaim beneficial ownership of the shares of common stock owned by the RHP Master Fund and are not affiliated with a broker-dealer.

(10) Represents 95,238 shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Konrad Ackerman may be deemed a control person of the shares owned by such entity.

(11) Represents 26,032 shares of common stock. AJW PARTNERS, LLC is a private investment fund that is owned by its investors and managed by SMS Group, LLC. SMS Group, LLC, of which Mr. Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Partners, LLC. NEW MILLENNIUM CAPITAL PARTNERS II, LLC is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by New Millennium Capital Partners II, LLC. AJW OFFSHORE, LTD., formerly known as AJW/New Millennium Offshore, Ltd., is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Offshore, Ltd. AJW QUALIFIED PARTNERS, LLC, formerly known as Pegasus Capital Partners, LLC, is a private investment fund that is owned by its investors and managed by AJW Manager, LLC, of which Corey
S. Ribotsky and Lloyd A. Groveman are the fund managers, have voting and investment control over the shares listed below owned by AJW Qualified Partners, LLC. These selling stockholders are not broker-dealers or affiliates of broker-dealers.

(12) Represents 22,857 shares of common stock. See footnote 11 regarding the control person of this entity.

(13) Represents 12,063 shares of common stock. See footnote 11 regarding the control person of this entity.

(14) Represents 2,540 shares of common stock. See footnote 11 regarding the control person of this entity.

(15) Represents 63,492 shares of common stock. In accordance with rule 13d-3 under the securities exchange act of 1934, Josh Silverman may be deemed a control person of the shares owned by such entity.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oxnard, State of California on February 11, 2005.

                     INTERNATIONAL CARD ESTBALISHMENT, INC.




                        BY: /s/ WILLIAM LOPSHIRE
                        ---------------------------------------------
                                WILLIAM LOPSHIRE,
                                CHIEF EXECUTIVE OFFICER, SECRETARY
                                AND DIRECTOR
                                (PRINCIPAL EXECUTIVE OFFICER)


                        BY: /s/ JONATHAN SEVERN
                        ---------------------------------------------
                                JONATHAN SEVERN
                                CHAIRMAN OF THE BOARD,
                                PRESIDENT AND CHIEF FINANCIAL OFFICER


                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints William Lopshire his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed below by the following persons in the capacities and on the dates indicated:




     SIGNATURE                             TITLE                       DATE


/S/ JONATHAN SEVERN       CHAIRMAN OF THE BOARD, PRESIDENT    FEBRUARY 11, 2005
---------------------     AND CHIEF FINANCIAL OFFICER
    JONATHAN SEVERN       (PRINCIPAL ACCOUNTING OFFICER)


/S/ CHARLES SALYER        DIRECTOR                            FEBRUARY 11, 2005
---------------------
    CHARLES SALYER


/S/ MICHAEL FISHER        DIRECTOR                            FEBRUARY 11, 2005
---------------------
    MICHAEL FISHER